EF HUTTON LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

February 7, 2024

VIA EDGAR

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Ms. Rucha Pandit

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
File No. 333-272908
Registration Statement on Form S-1

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 2, 2024, in which we, EF Hutton LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for February 6, 2024 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

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Very truly yours,

EF HUTTON LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal